Exhibit 99.2

First Quarter 2024 May 3, 2024 Q1 2024 Results 1

Louis Tonelli Vice President, Investor Relations Q1 2024 Results 2

Forward Looking Statements Q1 2024 Results 3 Certain statements in this presentation and accompanying document constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "cyclicality", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . The following table identifies the material forward - looking statements contained in this presentation and accompanying document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward - looking statements . Readers should also consider all of the risk factors which follow below the table : Material Potential Risks Related to Applicable Forward - Looking Statement Material Forward - Looking Statement  Light vehicle sales levels  Production disruptions, including as a result of labour strikes  Supply disruptions  Production allocation decisions by OEMs  Free trade arrangements and tariffs  Relative currency values  Commodities prices  Availability and relative cost of skilled labour Light Vehicle Production  Same risks as for Light Vehicle Production above  The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production  The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production  Alignment with "Car of the Future"  Evolving business risk profile  Customer concentration  Shifts in market shares among vehicles or vehicle segments  Shifts in consumer "take rates" for products we sell Total Sales Segment Sales  Same risks as for Total Sales and Segment Sales above  Successful execution of critical program launches  Operational underperformance  Product warranty/recall risks  Production inefficiencies in our operations  Higher costs incurred to mitigate the risk of supply disruptions  Restructuring costs  Impairments  Inflationary pressures  Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs  Price concessions  Risks of conducting business with newer EV - focused OEMs  Commodity cost volatility  Scrap steel price volatility  Higher labour costs  Tax risks Adjusted EBIT Margin Net Income Attributable to Magna / Target Leverage Ratio  Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna / Target Leverage Ratio  Risks related to conducting business through joint ventures  Risks of doing business in foreign markets Equity Income

Forward Looking Statements (cont.) Q1 2024 Results 4 Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes . In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : IT Security/Cybersecurity Risks  IT/cybersecurity breach;  product cybersecurity; Acquisition Risks  acquisition of strategic targets;  inherent merger and acquisition risks;  acquisition integration and synergies; Other Business Risks  joint ventures;  intellectual property;  risks of doing business in foreign markets;  relative foreign exchange rates;  currency devaluation in Argentina;  pension risks;  tax risks;  returns on capital investments;  financial flexibility;  credit ratings changes;  stock price fluctuation;  dividends; Legal, Regulatory and Other Risks  antitrust proceedings;  legal and regulatory proceedings;  changes in laws;  trade agreements;  trade disputes/tariffs; and  environmental compliance. Supply Chain Risks  semiconductor chip supply disruptions and price increases;  supply chain disruptions;  regional energy supply and pricing;  supply base condition; Manufacturing/Operational Risks  product launch;  operational underperformance;  restructuring costs;  impairments;  labour disruptions;  skilled labour attraction/retention;  leadership expertise and succession; Pricing Risks  quote/pricing assumptions;  customer pricing pressure/contractual arrangements;  commodity cost volatility;  scrap steel/aluminum price volatility; Warranty/Recall Risks  repair/replace costs;  warranty provisions;  product liability; Climate Change Risks  transition risks and physical risks;  strategic and other risks; Macroeconomic, Geopolitical and Other Risks  inflationary pressures;  interest rates;  geopolitical risks; Risks Related to the Automotive Industry  economic cyclicality;  regional production volume declines;  deteriorating vehicle affordability;  misalignment between EV production and sales;  intense competition; Strategic Risks  alignment with "Car of the Future";  evolving business risk profile;  technology and innovation;  investments in mobility and technology companies; Customer - Related Risks  customer concentration;  growth with Asian OEMs;  growth of EV - focused OEMs;  risks of conducting business with newer EV - focused OEMs;  Fisker’s ability to continue as a going concern;  dependence on outsourcing;  customer cooperation and consolidation;  EV program deferrals;  market shifts;  consumer take rate shifts;  quarterly sales fluctuations;  customer purchase orders;  potential OEM production - related disruptions; In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any forward - looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are:  discussed under the "Industry Trends and Risks" heading of our Management’s Discussion and Analysis; and  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F with the United States Securities and Exchange commission, and subsequent filings. Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca .

Reminders Q1 2024 Results 5 All amounts are in U.S. Dollars. Effective July 1, 2023 we revised our calculation of Non - GAAP measures to exclude amortization of acquired intangible assets. The historical presentation of non - GAAP measures has also been updated to reflect the revised calculations. Today's discussion excludes the impact of other expense (income), net ("Unusual Items") and amortization of acquired intangible assets. Please refer to the reconciliation of Non - GAAP measures in our press release dated May 3, 2024 for further information. "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures". Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production.

Swamy Kotagiri Chief Executive Officer Q1 2024 Results 6

Q1 financial performance ahead of our expectations, excluding Fisker impairments On track with Operational Excellence activities • Contributing to margin expansion Maintaining 2024 Adjusted EBIT Margin Outlook despite • Negative impact of assuming no additional Fisker Ocean production • Lower sales on program delays and mix Issued $400M of Senior Notes to refinance expiring debt • Expect to be back in target leverage range during 2025 Key Takeaways Q1 2024 Results 7

• More stable production schedules compared to recent years • Expect relatively level vehicle production over outlook period – Content growth driving our higher sales • Input cost inflation, including labour – Mitigating cost increases, ongoing customer discussions with respect to recoveries • Evolving OEM electrification strategies – Assessing impacts on sales, earnings, cap ex – Working with customers to optimize investment and capacity plans Q1 2024 Results 8 Operating Environment

Fisker Ocean Update Q1 2024 Results 9 • Fisker Ocean production currently idled • Our updated 2024 Outlook assumes no further Fisker Ocean production – ~$400M in reduced Sales, ~25 bps negative impact to Adjusted EBIT Margin • Operating assets and warrants fully impaired in Q1 2024 – $261M in assets – $33M in warrants • $195 million Deferred revenue offsetting asset impairments cannot be recorded in Q1 – Recognized in income as performance obligations are satisfied or upon termination of Fisker contract manufacturing agreement • Recorded additional associated restructuring costs of $22 million • Continuing to monitor situation and will evaluate opportunities to further mitigate impact on our business Expect to Offset Impact on 2024 Adjusted EBIT Margin

Proactively Managing Challenges Q1 2024 Results 10 • Operational excellence activities on track for ~75 bps improvement in 2024 - 2025 • Additional actions: – Improved input cost headwinds from ~30 to ~25 bps – Optimizing megatrend engineering spend by ~$50 million – Lowering capital spending outlook to $2.4 - $2.5 billion range – Continuing restructuring activities • Leverage ratio on - track to be back in target range during 2025 Continuing focus on margin expansion and free cash flow generation

Awarded Specialized eDrive System Business • New electrification program to support high - end vehicle platform • Primary rear drive system delivers exceptional power and performance in one package Continue to Advance Position in Electrification Q1 2024 Results 11

Industry and Customer Recognition • 100+ Customer Awards annually • Launch and Quality Performance • Five GM 2023 Supplier of the Year Awards, across four product areas Magna Wins 2024 Automotive News Pace Award, Receives PACEpilot Recognitions Q1 2024 Results 12 Magna Earns Five 2023 Supplier of the Year Award from GM

Pat McCann Executive Vice President & Chief Financial Officer Q1 2024 Results 13

Q1 2024 Performance Highlights Q1 2024 Results 14 Consolidated Sales $11.0B +3% Weighted GoM 1 of - 1% (+2% excl. Complete Vehicles) Adjusted Diluted EPS $1.08 - 6% Free Cash Flow 2 - $270M 1 Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production 2 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fixed Asset Additions and Increase in Investment in other assets Adjusted EBIT 4.3% +10 bps $469M +4% Other highlights Paid $134M in dividends Raised $400M in debt Maintaining Adj. EBIT Margin and Lowering Capital Spending Outlook ranges

Q1 2024 Financial Results Q1 2024 Results 15 Weighted GoM 1 - 1% (+2% excl. Complete Vehicles) Consolidated Sales ($Millions) +3% 2 Q1 2024 PRODUCTION 2% Global 2% North America - 3% Detroit - based - 2% Europe 11% China 1% Magna Weighted 1 Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production 2 Includes customer price increases to recover certain higher production input costs and net customer price concessions

Q1 2024 Financial Results • Operational – Operational excellence activities • Non - recurring – Lower warranty – Gain on sale of equity - method investment • Higher net input costs (inflation) – Higher labour • Volumes & Other – Acquisitions, net of divestitures ( - ) – Lower earnings on lower assembly sales ( - ) – Earnings on higher component & system sales (+) – Net transactional foreign exchange gains (+) $469 Q1 2024 Results 16 $449 Adjusted EBIT & Margin ($Millions)

Q1 2024 Financial Results Q1 2024 Results 17 CHANGE Q1 2024 Q1 2023 ($Millions, unless otherwise noted) 20 469 449 Adjusted EBIT 31 51 20 Interest Expense (11) 418 429 Adjusted Pre - Tax Income 2 (90) 21.5% (92) 21.4% Adjusted Income Taxes (9) (17) (8) (Income) Attributable to Non - Controlling Interests (18) 311 329 Adjusted Net Income Attributable to Magna 0.5 287.1 286.6 Diluted Shares Outstanding (millions of shares) (0.07) 1.08 1.15 Adjusted Diluted EPS ($)

Q1 2024 Cash Flow and Investment Activities Free Cash Flow 1 ($Millions) KEY SOURCES (USES) OF CASH 757 1,636 Net Issuances of Debt (134) (132) Dividends Q1 2024 Q1 2023 ($Millions) 591 568 Cash from Operations Before Changes in Operating Assets & Liabilities (330) (341) Changes in Operating Assets & Liabilities 261 227 Cash from Operations (493) (424) Fixed Asset Additions (125) (101) Increase in Investments, Other Assets and Intangible Assets 87 19 Proceeds from Dispositions (531) (506) Investment Activities (270) (279) FREE CASH FLOW 1 - 279 1 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fixed Asset Additions and Increase in Investment in other assets Q1 2024 Results 18 - 270 Q1'23 Q1'24

Continued Financial Strength ($Millions) LEVERAGE RATIO (LTM, 31MAR24) 8,049 Adjusted Debt 4,067 Adjusted EBITDA 1.98 Adjusted Debt / Adjusted EBITDA Adjusted Debt / Adjusted EBITDA (excl. excess cash) 1 1.83 TOTAL LIQUIDITY (31MAR24) ($Millions) Cash 1,517 Available Term & Operating Lines of Credit 2,662 Total Liquidity 4,179 Investment - grade ratings from Moody's, S&P, DBRS 2.02 1.89 1.5 1.0 0.5 0.0 2.0 2.5 2.19 2025F Adjusted Debt/EBITDA Q2'23 Q3'23 Q4'23F Q1'24F On - track to be back in target range during 2025 1 Excluding excess cash held to pay down debt coming due Q1 2024 Results 19 1 1.83

Updated 2024 Outlook – Key Assumptions Q1 2024 Results 20 MAY 2024 FEBRUARY 2024 2023 Light Vehicle Production (millions of units) 15.7 15.7 15.6 • North America 17.4 17.4 17.4 • Europe 29.0 28.3 29.3 • China Foreign Exchange Rates 0.725 0.740 0.742 • 1 CDN dollar equals USD 1.065 1.080 1.082 • 1 EURO equals USD 0.380 0.137 0.141 • 1 RMB equals USD No future Fisker Ocean production Changed from previous Outlook

Updated 2024 Outlook Q1 2024 Results 21 MAY 2024 FEBRUARY 2024 2023 ($Billions, unless otherwise noted) 42.6 - 44.2 43.8 - 45.4 42.8 Total Sales 5.4% - 6.0% 5.4% - 6.0% 5.2% Adjusted EBIT Margin % 1 120M - 150M 120M - 150M 112M Equity Income ~230M ~230M 156M Interest Expense ~22% ~21% 21.0% Income Tax Rate 2 1.5 - 1.7 1.6 - 1.8 1.572 Adjusted Net Income Attributable to Magna 3 2.4 - 2.5 ~2.5 2.500 Capital Spending 0.6 - 0.8 0.6 - 0.8 0.209 Free Cash Flow 4 Maintaining EBIT Margin and Lowering Capital Spending Outlook 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 3 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net 4 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fixed Asset Additions and Increase in Investment in other assets Changed from previous Outlook

Updated 2024 Consolidated Sales Outlook Q1 2024 Results 22 ($Billions) 1 Includes Active Safety volume declines, program delays and customer in - sourcing, partially offset by higher sales in other areas. 1 43.8 - 45.4 42.6 - 44.2

In Summary Q1 financial performance ahead of our expectations (excluding Fisker impairments) On track with operational excellence activities, and taking further mitigating actions Maintaining Adjusted EBIT Margin Outlook and lowering capital spending Assessing impacts of OEM electrification plans to optimize investments and capacity Good Start to 2024 Q1 2024 Results 23

Q1 2024 Results 25

Appendix – Q1 2024 Results Q1 2024 Results 26

Q1 2024 Reconciliation of Reported Results 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acquired Intangible Assets Q1 2024 Results 27 Adjusted (2) (1) Reported Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures $ 418 3.8% $ 28 $ 356 $ 34 0.3% Income Before Income Taxes % of Sales $ 90 21.5% $ 6 $ 76 $ 8 23.5% Income Tax Expense % of Pretax $ (17) $ - $ - $ (17) Income Attributable to Non - Controlling Interests $ 311 $ 22 $ 280 $ 9 Adjusted Net Income Attributable to Magna 1 $ 1.08 $ 0.08 $ 0.97 $ 0.03 Adjusted Diluted Earnings Per Share

Q1 2023 Reconciliation of Reported Results 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acquired Intangible Assets Q1 2024 Results 28 Adjusted (2) (1) Reported Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures $ 429 4.0% $ 12 $ 142 $ 275 2.6% Income Before Income Taxes % of Sales $ 92 21.4% $ 2 $ 32 $ 58 21.1% Income Tax Expense % of Pretax $ (8) $ - $ - $ (8) Income Attributable to Non - Controlling Interests $ 329 $ 10 $ 110 $ 209 Adjusted Net Income Attributable to Magna 1 $ 1.15 $ 0.04 $ 0.38 $ 0.73 Adjusted Diluted Earnings Per Share

Sales Performance vs Market Q1 2024 Results 29 Performance vs Weighted Global Production (Weighted GoM) Organic 1 Reported (1%) 0% 0% Body Exteriors & Structures 5% 6% 16% Power & Vision (3%) (2%) (2%) Seating Systems (17%) (16%) (15%) Complete Vehicles (2%) (1%) 2% TOTAL SALES 2% 1% Unweighted Production Growth Weighted Production Growth 2 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production Q1 2024 vs Q1 2023

Segment Impact on Adjusted EBIT % of Sales Q1 2024 Results 30 Adjusted EBIT as a Percentage of Sales Adjusted EBIT Sales ($Millions) 4.2% $ 449 $ 10,673 1 st Quarter of 2023 Increase (Decrease) Related to: 0.2% $ 26 $ (10) Body Exteriors & Structures (0.1%) $ 6 $ 519 Power & Vision 0.1% $ 15 $ (31) Seating Systems (0.1%) $ (25) $ (243) Complete Vehicles 0.0% $ (2) $ 62 Corporate and Other 4.3% $ 469 $ 10,970 1 st Quarter of 2024 Q1 2024 vs Q1 2023

Geographic Sales  Q1 2023  Q1 2024 Asia ASIA PRODUCTION 4% China Production 11% $5.2B $5.3B $4.4B $4.2B $1,100M $1,500M $125M Q1 2024 Results 31 $120M North America PRODUCTION 2% Europe PRODUCTION (2%) ROW PRODUCTION 7% South America Production (5%) Rest of World Q1 2024 vs Q1 2023

2024 Segment Adjusted EBIT Margin Body Exteriors & Structures  2023  February 2024 Outlook  May 2024 Outlook 7.4% 7.4 - 8.0% 7.4 - 8.0% 3.6% 3.1 - 3.7% 3.1 - 3.7% 4.7% 5.5 - 6.1% 5.5 - 6.1% 2.2% Q1 2024 Results 32 1.2 - 1.8% 1.0 - 1.6% Seating Power & Vision Complete Vehicles

Capital Allocation Principles Q1 2024 Results 33 Disciplined, Profitable Approach to Growth Remains a Foundational Principle Q1 2024 1.98x 1 LTM 31MAR24 • Preserve liquidity and high investment Maintain Strong grade credit ratings Balance Sheet - Adj. debt / Adj. EBITDA ratio between 1.0 - 1.5x • Maintain flexibility to invest for growth $ 493M $ 125M Fixed asset additions Other investments • Organic and inorganic opportunities Invest for Growth • Innovation $ 134M Return Capital • Continued dividend growth over time to Shareholders • Repurchase shares with excess liquidity 1 Ratio excluding excess cash: 1.83x

Leverage Ratio Q1 2024 Q1 2024 Results 34 ($Millions) $ 3,718 LTM EBITDA 349 Credit Rating Agency Adjustments $ 4,067 Adjusted EBITDA $ 7,924 Debt per Balance Sheet 125 Credit Rating Agency Adjustments $ 8,049 Adjusted Debt 1.98x Adjusted Debt / Adjusted EBITDA Ratio (Q1 2024) Adjusted Debt / Adjusted EBITDA Ratio (Q1 2024) – excluding excess cash 1.83x